SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934

                       Silicon Graphics, Inc.
                        (Name of Issuer)

                  Common Stock ($0.001 par value)
                 (Title of Class of Securities)

                           827056102
                         (CUSIP Number)

                       December 31, 2001
      (Date of Event, Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   827056102
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)         (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |
                                   |  (7)    SOLE VOTING POWER
                                   |         13,601,325 Shares
					(12,925,419 Common Shares
                                         Plus 613,368 Shares From
                                         the Potential Conversion
                                         of the filer's $11,470,000
					 Convertible Senior Notes
					 and 62,538 shares from the
					 potential conversion of the
					 filer's $2,449,000 Cray Notes)
                                   |_____________________________
                                   |
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |
PERSON WITH                        |  (9)    SOLE DISPOSITIVE POWER
                                   |         13,601,325 Shares
					(12,925,419 Common Shares
                                         Plus 613,368 Shares From
                                         the Potential Conversion
                                         of the filer's $11,470,000
					 Convertible Senior Notes
					 and 62,538 shares from the
					 potential conversion of the
					 filer's $2,449,000 Cray Notes)
                                   |_____________________________
                                   |
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,601,325 Shares

	(12,925,419 Common Shares
         Plus 613,368 Shares From the Potential Conversion
         of the filer's $11,470,000 Convertible Senior Notes
         and 62,538 shares from the potential conversion of the
         filer's $2,449,000 Cray Notes)
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                      [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 6.9790%
     PER FORM 10Q FOR QUARTER ENDING September 28, 2001 THERE
     WERE 194,161,436 SHARES OUTSTANDING AS OF November 2, 2001.
     TO WHICH 675,906 SHARES MUST BE ADDED FOR THE POTENTIAL CONVERSION OF THE FILER'S 1,470,000 SENIOR CONVERTIBLE NOTES 5.25% DUE 09/01/04, CONVERTIBLE AT THE RATE OF 53.4759 SHARES
     PER $1,000 FACE AMOUNT AND 62,538 SHARES FOR THE POTENTIAL CONVERSION OF THE FILER'S $2,449,000 CRAY RESEARCH 6 1/8% CONVERTIBLE NOTES DUE 2/01/11 CONVERTIBLE AT THE RATE OF 25.5363 SHARES PER $1,000 FACE AMOUNT. THEREFORE THE TOTAL IS 194,889,880 SHARES FOR CALCULATION PURPOSES.
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

Item 1.
          (a)  Name of Issuer:
               Silicon Graphics, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1600 Amphitheatre Pkwy, Mountain View, CA 94043-1351 Phone (650) 960-1980
Item 2.
          (a)  Name of Person Filing:
               Joseph L. Harrosh
          (b)  Address of Principal Business Office:
               40900 Grimmer Blvd., Fremont, CA  94538
          (c)  Citizenship:
               United States
          (d)  Title of Class of Securities:
               Common Stock ($0.001 par value)
          (e)  CUSIP Number:
               827056102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
          (15 U.S.C. 78c).
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in a ccordance with Section 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.   Ownership

          Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
          (a)  Amount beneficially owned:               13,601,325 Shares
               (12,925,419 Common Shares
                Plus 613,368 Shares From the Potential Conversion
                of the filer's $11,470,000 Convertible Senior Notes
                and 62,538 shares from the potential conversion of the filer's $2,449,000 Cray Notes)
          (b)  Percent of class:                        6.9790%
          (c)  Number of Shares as to which the person has:
               (i) Sole power to vote or to direct to vote:
               13,601,325 Shares
               (12,925,419 Common Shares
                Plus 613,368 Shares From the Potential Conversion
                of the filer's $11,470,000 Convertible Senior Notes
                and 62,538 shares from the potential conversion of the filer's $2,449,000 Cray Notes)
               (ii)Share power to vote or to direct to vote:
                       0   Shares
               (iii) Sole power to dispose or to direct the disposition of:
                13,601,325 Shares
               (12,925,419 Common Shares
                Plus 613,368 Shares From the Potential Conversion
                of the filer's $11,470,000 Convertible Senior Notes
                and 62,538 shares from the potential conversion of the filer's $2,449,000 Cray Notes)
               (iv)Shared power to dispose or to direct the disposition of:
                       0   Shares

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan pension fund endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group

          If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member group.

Item 9.   Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):


          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2002

                                   /s/ JOSEPH L. HARROSH
                                   ------------------------------
                                   Joseph L. Harrosh